Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161520

PROSPECTUS SUPPLEMENT
(To prospectus dated November 13, 2009)

1,300,000 Shares

Common Stock

We are offering 1,300,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol “ADC.” On January 23, 2012, the last reported sale price of our common stock on the New York Stock Exchange was $25.86.

To preserve our status as a real estate investment trust for U.S. federal income tax purposes, we impose certain restrictions on the ownership of our stock. See “Description of Common Stock — Restrictions on Ownership and Transfer” in the accompanying prospectus.

Investment in our common stock involves risks. You should consider the risks that we have described in “Risk Factors” beginning on page S-3 of this prospectus supplement and page 3 of the accompanying prospectus, as well as those described in our most recent annual report on Form 10-K and the other reports we file with the Securities and Exchange Commission, before buying shares of our common stock.

	Per Share	Total
Public offering price	$24.7500	$32,175,000
Underwriting discount	$1.2375	$1,608,750
Proceeds, before expenses, to us	$23.5125	$30,566,250

The underwriters may purchase up to an additional 195,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about January 27, 2012.

Raymond James	Janney Montgomery Scott

The date of this prospectus supplement is January 24, 2012.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus relating to this offering which is required to be filed with the Securities and Exchange Commission (“SEC”). Neither we nor the underwriters have authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the shares of common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus or the documents incorporated by reference therein is accurate as of any date other than their respective dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents we incorporated by reference in the accompanying prospectus, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “may,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, performances or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to:

•	global and national economic conditions and changes in general economic, financial and real estate market conditions;
•	changes in our business strategy;
•	risks that our acquisition and development projects will fail to perform as expected;
•	the potential need to fund improvements or other capital expenditures out of operating cash flow;
•	financing risks, such as the inability to obtain debt or equity financing on favorable terms or at all;
•	the level and volatility of interest rates;
•	our ability to re-lease space as leases expire;
•	loss or bankruptcy of one or more of our major tenants;
•	a failure of our properties to generate additional income to offset increases in operating expenses;
•	our ability to maintain our qualification as a real estate investment trust (“REIT”) for federal income tax purposes and the limitations imposed on our business by our status as a REIT;
•	legislative or regulatory changes, including changes to laws governing REITs; and
•	other factors discussed in “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein and in our subsequent filings with the SEC.

We caution you that any such statements are based on currently available operational, financial and competitive information, and that you should not place undue reliance on these forward-looking statements, which reflect our management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

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PROSPECTUS SUPPLEMENT SUMMARY

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of common stock and also adds to and updates information contained or incorporated in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in the accompanying prospectus. When used in this prospectus supplement, “our company,” “we,” “us,” or “our” refers to Agree Realty Corporation and its majority-owned operating partnership, Agree Limited Partnership (the “Operating Partnership”), and its direct and indirect subsidiaries on a consolidated basis.

Agree Realty Corporation

We are a fully-integrated, self-administered and self-managed real estate investment trust that focuses primarily on the ownership, development, acquisition and management of retail properties net leased to national tenants. We specialize in developing retail properties for national tenants who have executed long-term net leases prior to the commencement of construction. As of September 30, 2011, approximately 87% of our annualized base rent was derived from national tenants. As of September 30, 2011, approximately 52% of our annualized base rent was derived from our top three tenants: Walgreen Co. – 34%; Kmart Corporation (“Kmart”) – 12% and CVS Caremark Corporation – 6%.

As of September 30, 2011, our portfolio consisted of 85 properties, located in 20 states containing an aggregate of approximately 3.8 million square feet of gross leasable area. As of September 30, 2011, our portfolio included 73 freestanding net leased properties and 12 community shopping centers that were 91.1% leased in aggregate with a weighted average lease term of approximately 12 years remaining. All of our freestanding property tenants and the majority of our community shopping center tenants have triple-net leases, which require the tenant to be responsible for property operating expenses including property taxes, insurance and maintenance.

Our assets are held by, and all of our operations are conducted through, directly or indirectly, the Operating Partnership, of which we are the sole general partner and in which we held a 96.6% interest as of September 30, 2011. Under the partnership agreement of the Operating Partnership, we, as the sole general partner, have exclusive responsibility and discretion in the management and control of the Operating Partnership. Our headquarters are located at 31850 Northwestern Highway, Farmington Hills, Michigan, 48334, and our telephone number is (248) 737-4190.

We believe that we have operated, and we intend to continue to operate, in such a manner to qualify as a REIT under the Internal Revenue Code of 1986, as amended. In order to maintain our qualification as a REIT, we must, among other things, distribute at least 90% of our REIT taxable income and meet asset and income tests. Additionally, our charter limits ownership of our company, directly or constructively, by any single person to 9.8% of the value of our outstanding common stock and preferred stock, subject to certain exceptions. As a REIT, we are not subject to federal income tax with respect to that portion of our income that meets certain criteria and is distributed currently to the stockholders.

Recent Developments

Credit Facility Refinancing

On October 26, 2011, we replaced our $55 million and $5 million credit facilities with an $85 million unsecured revolving credit facility that matures on October 26, 2014. Subject to customary conditions, at our option, the credit facility may be extended for two one-year terms and the total commitments under the credit facility may be increased up to an aggregate of $135 million. Borrowings under the credit facility are priced at LIBOR plus 175 to 260 basis points, depending on our leverage ratio, and were LIBOR plus 185 basis points on January 20, 2012. As of January 20, 2012, we had approximately $60.9 million in principal amount outstanding under the credit facility.

Acquisition, Disposition and Development Activities

Since September 30, 2011:

•	We acquired five properties with a total of approximately 130,000 square feet of gross leasable area for purchase prices aggregating approximately $20.7 million.
•	We sold a Borders Group, Inc. (“Borders”) property in Norman, Oklahoma, for approximately $1.6 million.
•	We conveyed the Borders corporate headquarters property in Ann Arbor, Michigan, which was subject to a non-recourse mortgage loan in default, to the lender pursuant to a consensual deed-in-lieu-of-foreclosure process that satisfied the loan.
•	We entered into a settlement agreement that provided for the termination of the ground lease on a former Borders property in Ann Arbor, Michigan, and conveyed the retail portion of the property to the ground lessor and retained the office portion of the property.

In the ordinary course of our business, we continually evaluate properties for acquisition and development. As of January 20, 2012, we were party to purchase and sale agreements, subject to customary closing conditions, for the purchase of three properties with a total of approximately 146,000 square feet of gross leasable area for purchase prices aggregating approximately $17.8 million. In addition, as of January 20, 2012, we were party to letters of intent for the purchase of five properties with a total of approximately 58,000 square feet of gross leasable area for purchase prices aggregating approximately $21.5 million. We are in various stages of due diligence and underwriting as part of our evaluations of these eight potential acquisitions, and each is subject to significant outstanding conditions and, in the case of the properties subject to letters of intent, the negotiation and execution of definitive purchase and sale agreements. We can make no assurance that we will consummate any particular potential acquisition or, if we do, what the terms or timing of any contemplated acquisition will be.

On November 3, 2011, we announced our purchase of a parcel of land in Southfield, Michigan, which was pre-leased to McDonald’s under a 20-year ground lease. McDonald’s is currently constructing a building on the site, which is expected to be completed by the third quarter of 2012. In addition, as of January 20, 2012, we had a pipeline of six potential development projects and one potential redevelopment project in California, Florida and Michigan with a total of approximately 66,000 square feet of gross leasable area and anticipated aggregate development costs of approximately $19.4 million. We can make no assurance that we will consummate any particular potential development project or, if we do, what the terms or timing of any proposed development will be.

Corporate Activity

On January 9, 2012, we issued 93,600 restricted shares of common stock to our officers and employees pursuant to our 2005 Equity Incentive Plan. The restricted shares of common stock vest in equal installments over a five-year period from the date of grant.

CAM

Consistent with market practice, our leases for space in multi-tenant properties generally require our tenants to pay their proportionate share of operating expenses, such as real estate taxes, insurance, and repairs and maintenance, also referred to as common area maintenance or “CAM” charges. The related revenue from tenant billings for CAM charges is recognized as an operating cost reimbursement in the same period the expense is recorded. In our financial statements for the fiscal year ended December 31, 2011, which will be included in our annual report on Form 10-K for the fiscal year ended December 31, 2011, we expect to record a liability of approximately $200,000 for potential disputes by tenants concerning their proportionate share of CAM charges.

RISK FACTORS

Investing in our common stock involves risks. Please see the risk factors described in our annual report on Form 10-K for the fiscal year ended December 31, 2010, as updated in our quarterly reports on Form 10-Q, which are incorporated by reference into the accompanying prospectus. These risks are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect us. The risks described could affect our business, financial condition, liquidity, results of operations or prospects. These risks could cause you to lose all or part of your investment. You should carefully consider the risks and uncertainties described in our annual report on Form 10-K for the fiscal year ended December 31, 2010 and in the other reports we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are incorporated by reference in the accompanying prospectus, as well as all of the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein before investing in our shares of common stock.

In addition to the risks identified in our annual report on Form 10-K for the fiscal year ended December 31, 2010, we are also subject to the following risks:

We rely significantly on three major tenants, and therefore, we are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to those tenants.

As of September 30, 2011, we derived approximately 52% of our annualized base rent from three major tenants:

•	we received approximately 34% of our annualized base rent from Walgreen Co.;
•	we received approximately 12% of our annualized based rent from Kmart; and
•	we received approximately 6% of our annualized base rent from CVS Caremark Corporation.

In the event of a default by any of these tenants under their leases, we may experience delays in enforcing our rights as lessor and may incur substantial costs in seeking to protect our investment. Any bankruptcy, insolvency or failure to make rental payments by, or any adverse change in the financial condition of, one or more of these tenants, or any other tenant to whom we may have a significant credit concentration now or in the future, would likely result in a material reduction of our cash flows and material losses to our company.

In November 2011, Sears Holdings Corporation (“Sears”), the parent company of Kmart, reported a net loss for the third quarter of 2011 of approximately $421 million and a decline in Kmart’s comparable store sales of 0.9%. In addition, on December 27, 2011, Sears announced that, due to poor performance and the difficult economic environment, it intended to close 100 to 120 Kmart and Sears full-line stores. Sears identified 80 of the 100 to 120 store closings, which included 38 Kmart locations. While our Kmart locations are not currently included on the list of store closings, Sears could decide to close additional Kmart locations in the future, including Kmart stores leased from us.

In addition, because Kmart is a significant tenant, negative information about Kmart or Sears may adversely affect the market and price of our common stock.

Covenants in our credit agreement could limit our flexibility and adversely affect our financial condition.

On October 26, 2011, we entered into a new $85 million unsecured revolving credit facility that matures on October 26, 2014. The terms of the credit facility and other indebtedness require us to comply with a number of customary financial and other covenants. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations. The credit facility contains certain cross-default provisions that are triggered in the event that we default on our other indebtedness. These cross-default provisions may require us to repay or restructure the credit facility in addition to any mortgage or other debt that is in default. If our properties were foreclosed upon, or if we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be materially and adversely affected.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting the underwriting discount and other estimated offering expenses, will be approximately $30.5 million (approximately $35.1 million if the underwriters exercise their overallotment option in full). We intend to use the net proceeds of this offering to reduce amounts outstanding under the credit facility, to fund our development activity and property acquisitions, and for general corporate purposes. We may use the credit facility in the future to repay other outstanding debt, to fund our development activity and property acquisitions, and for working capital and other general corporate purposes.

At January 20, 2012, the principal amount outstanding under the credit facility was approximately $60.9 million with a weighted average interest rate of 2.18%. The credit facility matures on October 26, 2014, subject to two one-year extension options that we may exercise at our option, pursuant to certain customary conditions.

Pending application of the net proceeds from this offering as described above, we may invest such proceeds in short-term, interest bearing investments that are consistent with our intention to qualify as a REIT.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, and gross proceeds from the sale or other disposition of, our stock paid to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, in recent guidance, the Internal Revenue Service has indicated that Treasury Regulations will be issued providing that the withholding provisions described above will apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2015. Prospective investors should consult their tax advisors regarding these withholding provisions.

On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010 (the “Reconciliation Act”). The Reconciliation Act will require certain U.S. stockholders who are individuals, estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, subject to certain exceptions. This tax will apply for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of the Reconciliation Act on their ownership and disposition of our shares.

The 15% maximum tax rate for long-term capital gains and qualified dividend income (which, as noted in the accompanying prospectus, will not generally apply to dividends from a REIT) will revert, under recently enacted law, to prior higher rates for taxable years beginning after December 31, 2012. For such years, the capital gains tax rate is scheduled to increase to 20% and the rate applicable to dividends is scheduled to increase to the tax rate then applicable to ordinary income.

UNDERWRITING

Raymond James & Associates, Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date of this prospectus supplement, each underwriter has agreed, severally and not jointly, to purchase from us the number of shares of our common stock set forth opposite its name below.

Underwriter	Number of Shares
Raymond James & Associates, Inc.	1,170,000
Janney Montgomery Scott LLC	130,000
Total	1,300,000

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of our common stock offered by this prospectus supplement are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock to be sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer our common stock directly to the public at the public offering price indicated on the cover page of this prospectus supplement and to various dealers at that price less a concession not in excess of $0.74 per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share to other dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and other selling terms. The shares of our common stock are offered by the underwriters as stated in this prospectus supplement, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of our common stock in whole or in part.

We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase from time to time up to an aggregate of 195,000 additional shares of our common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the common stock offered in this offering. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the table above.

The following table shows the amount per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$24.7500	$32,175,000	$37,001,250.00
Underwriting discount to be paid by us	$1.2375	$1,608,750	$1,850,062.50
Proceeds, before expenses, to us	$23.5125	$30,566,250	$35,151,187.50

In connection with the offering, we expect to incur expenses, excluding underwriting discounts and commissions, of approximately $100,000.

We have agreed in the underwriting agreement to indemnify the underwriters against various liabilities that may arise in connection with this offering, including liabilities under the Securities Act. If we cannot indemnify the underwriters, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Subject to specified exceptions, all of our executive officers and directors have agreed that for a period of 60 days after the date of this prospectus supplement they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock, any securities convertible into or exchangeable or exercisable for any shares of common stock, or enter into any swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or other securities.

In addition, we have agreed that we will not, without the prior written consent of Raymond James & Associates, Inc., offer, sell, contract to sell, pledge or otherwise dispose of or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us, directly or indirectly, including the filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to any shares of common stock (excluding the shares sold in this offering) or any securities convertible into or exercisable or exchangeable for, shares of common stock, or publicly announce an intention to effect any such transaction, until 60 days from the date of this prospectus supplement. Notwithstanding the foregoing, we may issue and sell common stock and securities convertible into or exercisable or exchangeable for, shares of common stock pursuant to the conversion or exchange of outstanding convertible or exchangeable securities or the exercise of outstanding warrants or options; pursuant to the terms of any equity incentive plan currently in effect; in connection with the acquisition of properties or joint ventures or similar arrangements, and so long as the recipients agree in writing not to sell or transfer the common stock or securities convertible into common stock for a period of 60 days from the date of this prospectus supplement without the prior written consent of Raymond James & Associates, Inc.

Notwithstanding the foregoing, if (1) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our common stock is listed on the New York Stock Exchange under the symbol “ADC.”

Until the offering is completed, rules of the SEC may limit the ability of the underwriters and various selling group members to bid for and purchase our shares of common stock. As an exception to these rules, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	short sales;
•	syndicate covering transactions;
•	imposition of penalty bids; and
•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters and their affiliates have from time to time provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services for us for which they have received or will receive customary fees and expenses. As of September 30, 2011, we have a $23.3 million mortgage loan outstanding with an affiliate of Raymond James & Associates, Inc. and another lender that matures on July 14, 2013. We have the option to extend the loan for an additional two-year period.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of its customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

A prospectus supplement and an accompanying prospectus in electronic format may be available on the Internet site or through other online services maintained by one or more of the underwriters and selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriters or the selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters may arrange to sell common stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by DLA Piper LLP (US). Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP.

$125,000,000

Common Stock
Preferred Stock
Depositary Shares
Warrants

Agree Realty Corporation intends to offer and sell from time to time the securities described in this prospectus. The total offering price of the securities described in this prospectus will not exceed $125,000,000 in the aggregate.

We will provide specific terms of any securities we may offer in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest. Our common stock is traded on the New York Stock Exchange under the symbol “ADC.” We will make applications to list on the New York Stock Exchange any shares of common stock sold pursuant to a supplement to this prospectus. We have not determined whether we will list any other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, the supplement to this prospectus will disclose the exchange or market.

In addition, the specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities offered by this prospectus, in each case as may be appropriate to preserve our status as a real estate investment trust, or REIT, for federal income tax purposes.

The securities offered by this prospectus may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. None of the securities offered by this prospectus may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of those securities.

Each prospectus supplement will also contain information, where applicable, about federal income tax considerations and any legend or statement required by state law or the Securities and Exchange Commission.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete and any representation to the contrary is a criminal offense.

The date of this Prospectus is November 13, 2009.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and the supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

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ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

When used in this prospectus, “our company,” “we, “ “us, “ or “our “ refers to Agree Realty Corporation and its majority-owned operating partnership, Agree Limited Partnership (the “Operating Partnership”), and its direct and indirect subsidiaries on a consolidated basis.

WHERE CAN YOU FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of our SEC filings at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call l-800-SEC-0330 for further information on the operations at the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by that reference and the exhibits and schedules thereto. For further information about us and the securities offered by this prospectus, you should refer to the registration statement and such exhibits and schedules which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of any fees prescribed by the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The documents listed below have been filed by us under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the SEC and are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2008;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;
•	Current Report on Form 8-K filed on January 8, 2009, the Current Report on Form 8-K filed on May 28, 2009, the Current Report on Form 8-K filed on June 9, 2009, and the Current Report on Form 8-K filed on July 16, 2009; and
•	The description of our common stock in our registration statement on Form 8-A filed on March 18, 1994, including any amendments and reports filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus all documents that we have filed or will file with the SEC as prescribed by Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since the date of this prospectus and prior to the termination of the sale of the securities offered by this prospectus and the accompanying prospectus supplement.

This means that important information about us appears or will appear in these documents and will be regarded as appearing in this prospectus. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control and the prior information, except as modified or superseded, will no longer be a part of this prospectus.

Copies of all documents which are incorporated by reference in this prospectus and the applicable prospectus supplement (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference) will be provided without charge to each person, including any beneficial owner of the securities offered by this prospectus, to whom this prospectus or the applicable prospectus supplement is delivered, upon written or oral request. Requests should be directed to our Secretary, 31850 Northwestern Highway, Farmington Hills, Michigan 48334 (telephone number: (248) 737-4190). You may also obtain copies of these filings, at no cost, by accessing our website at http://www.agreerealty.com; however, the information found on our website is not considered part of this prospectus or any accompanying prospectus supplement.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, together with other statements and information we publicly disseminate, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, performances or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to: (i) the ongoing U.S. recession, the existing global credit and financial crisis and other changes in general economic, financial and real estate market conditions; (ii) risks that our acquisition and development projects will fail to perform as expected; (iii) financing risks, such as the inability to obtain debt or equity financing on favorable terms or at all the level and volatility of interest rates; (iv) loss or bankruptcy of one or more of our major retail tenants; (v) a failure of our properties to generate additional income to offset increases in operating expenses; (vi) and other factors discussed in “Risk Factors” and elsewhere in this report and in subsequent filings with the SEC.

We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

OUR COMPANY

We are a fully-integrated, self-administered and self-managed real estate investment trust that focuses primarily on the ownership, development, acquisition and management of retail properties net leased to national tenants. We specialize in developing retail properties for national tenants who have executed long-term net leases prior to the commencement of construction. As of September 30, 2009, approximately 89% of our annualized base rent was derived from national tenants. As of September 30, 2009, approximately 70% of our annualized base rent was derived from our top three tenants: Walgreen Co. — 30%; Borders Group, Inc. — 29%, and Kmart Corporation — 11%.

At September 30, 2009, our portfolio consisted of 72 properties, located in 16 states containing an aggregate of approximately 3.5 million square feet of gross leasable area. As of September 30, 2009, our portfolio included 60 freestanding net leased properties and 12 community shopping centers that were 98.1% leased in aggregate with a weighted average lease term of approximately 10.4 years remaining. All of our freestanding property tenants and the majority of our community shopping center tenants have triple-net leases, which require the tenant to be responsible for property operating expenses including property taxes, insurance and maintenance.

Our assets are held by, and all of our operations are conducted through, directly or indirectly, the Operating Partnership, of which we are the sole general partner and in which we held a 95.93% interest as of September 30, 2009. Under the partnership agreement of the Operating Partnership, we, as the sole general partner, have exclusive responsibility and discretion in the management and control of the Operating Partnership. Our headquarters are located at 31850 Northwestern Highway, Farmington Hills, MI 48334 and our telephone number is (248) 737-4190.

We believe that we have operated, and we intend to continue to operate, in such a manner to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). In order to maintain qualification as a REIT, we must, among other things, distribute at least 90% of our REIT taxable income and meet asset and income tests. Additionally, our charter limits ownership of our company, directly or constructively, by any single person to 9.8% of the value of our outstanding common stock and preferred stock, subject to certain exceptions. As a REIT, we are not subject to federal income tax with respect to that portion of our income that meets certain criteria and is distributed currently to the stockholders.

RISK FACTORS

You should carefully consider the risks and uncertainties described in our reports we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are incorporated by reference herein, as well as all of the information set forth in this prospectus and any accompanying prospectus supplement before investing in our securities.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we expect to use the net proceeds of the sale of these securities for general corporate purposes, which may include:

•	acquiring properties, securities or other assets as suitable opportunities arise;
•	developing, maintaining, expanding and improving properties in our portfolio;
•	repayment of indebtedness outstanding at that time;
•	financing future acquisitions of properties or businesses that we may from time to time consider; and
•	general working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of such offering and will be described in the related supplement to this prospectus.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

Nine Months Ended September 30, 2009	4.59x
Year Ended December 31, 2008	3.74x
Year Ended December 31, 2007	3.98x
Year Ended December 31, 2006	4.11x
Year Ended December 31, 2005	3.96x
Year Ended December 31, 2004	3.71x

The ratios of earnings to combined fixed charges and preferred dividends were computed by dividing earnings by the aggregate of fixed charges and preferred dividends. We had no preferred dividend requirement in any of the foregoing periods. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratio of earnings to fixed charges for such years. Earnings were calculated by adding certain fixed charges (consisting of interest on indebtedness and amortization of finance costs) to our income before extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of debt issuance costs.

DESCRIPTION OF COMMON STOCK

General

We have the authority to issue 20,000,000 shares of capital stock, par value $.0001 per share, of which 13,350,000 shares are classified as shares of common stock, par value $.0001 per share, and 6,500,000 shares are classified as shares of excess stock, par value $.0001 per share. At November 4, 2009, we had outstanding 8,194,074 shares of common stock and no shares of excess stock.

The following description of our common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of our preferred stock or upon the exercise of common stock warrants issued by us. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter and bylaws.

Subject to preferential rights with respect to any outstanding preferred stock, holders of our common stock will be entitled to receive dividends when, as and if authorized by our board of directors and declared by us, out of assets legally available therefor. Upon our liquidation, dissolution or winding up, holders of common stock, together with the holders of excess stock (as described below), will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding preferred stock. The common stock will possess voting rights in the election of directors and in respect of certain other corporate matters, with each share entitling the holder thereof to one vote. Holders of shares of common stock will not have cumulative voting rights in the election of directors. The shares of common stock are not convertible into any other class or series except into excess stock under limited circumstances. See “— Restrictions on Ownership and Transfer.” Holders of shares of common stock will not have preemptive rights, which means they have no right to acquire any additional shares of common stock that may be issued by us at a subsequent date. The common stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. The common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “ADC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, not more than 50% of the value of our issued and outstanding Equity Stock (as defined below) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include, except in limited circumstances, certain entities such as qualified private pension plans) during the last half of a taxable year, and the Equity Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, certain percentages of our gross income must be from particular activities (see “Federal Income Tax Considerations — REIT Qualification Requirements — Income Tests”). Our charter contains restrictions on the ownership and transaction of shares of Equity Stock to enable us to qualify as a REIT.

Subject to certain exceptions specified in our charter, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the “Ownership Limit”) of the value of our outstanding common stock and preferred stock (collectively, the “Equity Stock”) except that the any member of the Agree-Rosenberg Group (as defined in our charter) may own up to 24%. Our board of directors may waive the Ownership Limit if evidence satisfactory to the board of directors and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status. The foregoing restrictions on transferability and ownership will not apply if the board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. If shares of Equity Stock in excess of the Ownership Limit, or shares which would cause us to be beneficially owned by less than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares transferred in excess of the Ownership Limit will be automatically converted into shares of excess stock that will be deemed transferred to us as trustee for the exclusive benefit of the person or persons to whom the shares are ultimately transferred, until the intended transferee retransfers the shares. While these shares are held in trust, they will not be entitled to vote or to share in any dividends or other distributions. The shares may be retransferred by the intended transferee to any person who may hold such shares at a price not to exceed the price paid by the intended transferee, at which point the shares will automatically be converted into ordinary Equity Stock. In addition, such shares of excess stock held in trust are purchasable by us for a 90-day period at a price equal to the lesser of the price paid for the stock by the intended transferee and the market price for the stock on the date we determine to purchase the stock. This period commences on the date of the violative transfer if the intended transferee gives notice to us of the transfer, or the date the board of directors determines that a violative transfer has occurred if no notice has been provided.

All certificates representing shares of common stock will bear a legend referring to the restrictions described above.

In order for us to comply with our record keeping requirements, our charter requires that each beneficial or constructive owner of Equity Stock and each person (including stockholders of record) who holds stock for a beneficial or constructive owner, shall provide to us such information as we may request in order to determine our status as a REIT and to ensure compliance with limitations on the ownership of Equity Stock. Our charter also requires each beneficial or constructive owner of a specified percentage of Equity Stock to provide, no later than January 31 of each year, written notice to us stating the name and address of such owner, the number of shares of Equity Stock beneficially or constructively owned, and a description of how such shares are held. In addition, each such stockholder must provide such additional information as we may request in order to determine the effect of such stockholder’s ownership of Equity Stock on our status as a REIT and to ensure compliance with the limitations on the ownership of Equity Stock.

This ownership limitation may have the effect of precluding acquisition of control of our company by a third party unless the board of directors determines that maintenance of REIT status is no longer in our best interests. No restrictions on transfer will preclude the settlement of transactions entered into through the facilities of the NYSE, provided that certain transactions may be settled by the delivery of excess stock.

Shareholder Rights Plan

We have adopted a rights agreement, under which each holder of our common stock receives one preferred share purchase right for each outstanding share of common stock. Each right is attached to each share of common stock, is not currently exercisable and trades only with the shares of common stock. Each right will separate from the share of common stock to which it is attached and will become exercisable 10 days after a public announcement that a person or group has acquired common stock that would result in ownership of 15% or more of our shares of common stock. Upon the occurrence of such an event, each right would entitle the holder to purchase for an exercise price of $70.00 one one-hundredth of a share of new Series A Junior Participating Preferred Stock, which is designed to have economic and voting rights generally equivalent to one share of common stock. If a person or group actually acquires 15% or more of our shares of common stock, each right held by the acquiring person or group (or their transferees) will become void, and each right held by our other stockholders will entitle those holders to purchase for the exercise price a number of shares of our common stock having a market value of twice the exercise price. If we, at any time after a person or group has become a 15% beneficial owner and acquired control of our board of directors, are involved in a merger or similar transaction with any person or group or sell assets to any person or group, each outstanding right would then entitle its holder to purchase for the exercise price a number of shares of such other company having a market value of twice the exercise price. In addition, if any person or group acquires 15% or more of our shares of common stock, we may, at our option and to the fullest extent permitted by law, exchange one share of common stock for each outstanding right. The rights are not exercisable until the above events occur and will expire on December 22, 2018, unless earlier exchanged or redeemed by us. We may redeem the rights for $.001 per right under certain circumstances.

Classification of Board of Directors, Vacancies and Removal of Directors

Our board of directors is divided into three classes of directors, serving staggered three year terms. At each annual meeting of stockholders, the class of directors to be elected at the meeting generally will be elected for a three-year term and the directors in the other two classes will continue in office. Subject to the rights of any class or series to elect directors, a director may only be removed for cause by the affirmative vote of the holders of 80% of our outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class. We believe that the classified board will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The use of a staggered board may delay or defer a change in control of us or the removal of incumbent management.

Our charter and bylaws provide that, subject to any rights of holders of preferred stock, and unless the board of directors otherwise determines, any vacancies may be filled by a vote of the stockholders or a majority of the remaining directors, though less than a quorum, except vacancies created by the increase in the number of directors, which only may be filled by a vote of the stockholders or a majority of the entire board of directors. In addition, our charter and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, only a majority of the board of directors may increase or decrease the number of persons serving on the board of directors. These provisions could temporarily prevent stockholders from enlarging the board of directors and from filling the vacancies created by such removal with their own nominees.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our charter and bylaws establish an advance notice procedure for stockholders to make nominations of candidates for director or bring other business before an annual meeting of stockholders.

Our bylaws provide that (i) only persons who are nominated by, or at the direction of, the board of directors, or by a stockholder who has given timely written notice containing specified information to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors and (ii) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board of directors or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring such business before such meeting. In general, for notice of stockholder nominations or proposed business (other than business to be included in our proxy statement under SEC Rule 14a-8) to be conducted at an annual meeting to be timely, such notice must be received by us not less than 60 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such nominees or business, as well as to ensure an orderly procedure for conducting meetings of stockholders. Although our charter and bylaws do not give the board of directors power to block stockholder nominations for the election of directors or proposal for action, they may have the effect of discouraging a stockholder from proposing nominees or business, precluding a contest for the election of directors or the consideration of stockholder proposals if procedural requirements are not met and deterring third parties from soliciting proxies for a non-management slate of directors or proposal, without regard to the merits of such slate or proposal.

Relevant Factors to be Considered by the Board of Directors

Our charter provides that, in determining what is in our best interest in a business combination or certain change of control events, each of our directors shall consider the interests of our stockholders and, in his or her discretion, also may consider (i) the interests of our employees, suppliers, creditors and tenants; and (ii) both the long-term and short-term interests of our company and our stockholders, including the possibility that these interests may be best served by the continued independence of our company. Pursuant to this provision, our board of directors may consider subjective factors affecting a proposal, including certain nonfinancial matters, and on the basis of these considerations may oppose a business combination or other transaction which, evaluated only in terms of its financial merits, might be attractive to some, or a majority, of our stockholders.

Additional Classes and Series of Stock

Our board of directors is authorized to establish one or more classes and series of stock, including series of preferred stock, from time to time, and to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of our company without further action of the stockholders. The issuance of additional classes or series of capital stock with voting and conversion rights may adversely affect the voting power of the holders of our capital stock, including the loss of voting control to others. The ability of our board of directors to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock, even where such an acquisition may be beneficial to us or our stockholders.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of our stock; or
•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then-outstanding shares of voting stock; and
•	two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from these provisions of the MGCL any business combination with Mr. Richard Agree or any other person acting in concert or as a group with Mr. Agree.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by directors who are our employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders meeting.

If voting rights are not approved at the stockholders meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our charter or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any members of the Agree-Rosenberg Group, our other officers, our employees, any of the associates or affiliates of the foregoing and any other person acting in concert of as a group with any of the foregoing.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;
•	a two-thirds vote requirement for removing a director;
•	a requirement that the number of directors be fixed only by vote of directors;
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and
•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) have a classified board, (2) require an 80% vote for the removal of any director from the board, (3) vest in the board the exclusive power to fix the number of directorships and (4) provide that unless called by our chairman of our board of directors, our president or our board of directors, a special meeting of stockholders may only be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Limitation of Liability and Indemnification

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or
•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our officers and directors are and will be indemnified under Maryland law and our articles of incorporation, as amended, against certain liabilities. Our charter requires us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of the State of Maryland.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis of that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We maintain liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF PREFERRED STOCK

As of the date hereof, 150,000 shares are classified as Series A Junior Participating Preferred Stock, par value $.0001 per share. None of the Series A Junior Participating Preferred Stock is issued or outstanding. Shares of our Series A Junior Participating Preferred Stock may be issued under our shareholder rights plan, which is summarized above.

The following description of our preferred stock sets forth certain general terms and provisions of our preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter (including the applicable articles supplementary) and bylaws.

General

Subject to limitations prescribed by Maryland law and our charter, our board of directors is authorized to fix the number of shares constituting each class or series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including those provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and those other subjects or matters as may be fixed by resolution of our board of directors or duly authorized committee thereof. The preferred stock will, when issued, be fully paid and nonassessable and, except as may be determined by our board of directors and set forth in the articles supplementary setting forth the terms of any class or series of preferred stock, will not have, or be subject to, any preemptive or similar rights.

You should refer to the prospectus supplement relating to the class or series of preferred stock offered thereby for specific terms, including:

(1)	The class or series, title and stated value of that preferred stock;
(2)	The number of shares of that preferred stock offered, the liquidation preference per share and the offering price of that preferred stock;
(3)	The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to that preferred stock;
(4)	Whether dividends on that preferred stock shall be cumulative or not and, if cumulative, the date from which dividends on that preferred stock shall accumulate;
(5)	The procedures for any auction and remarketing, if any, for that preferred stock;
(6)	Provisions for a sinking fund, if any, for that preferred stock;
(7)	Provisions for redemption, if applicable, of that preferred stock;
(8)	Any listing of that preferred stock on any securities exchange;
(9)	The terms and conditions, if applicable, upon which that preferred stock will be convertible into our common stock, including the conversion price (or manner of calculation thereof);
(10)	Whether interests in that preferred stock will be represented by our depositary shares;
(11)	The relative ranking and preference of the preferred stock as to distribution rights and rights upon our liquidation, dissolution or winding up if other than as described in this prospectus;
(12)	Any limitations on issuance of any other series of preferred stock ranking senior to or on a parity with the preferred stock as to distribution rights and rights upon our liquidation, dissolution or winding up;
(13)	A discussion of certain federal income tax considerations applicable to that preferred stock;
(14)	Any limitations on actual, beneficial or constructive ownership and restrictions on transfer of that preferred stock and, if convertible, the related common stock, in each case as may be appropriate to preserve our status as a REIT; and
(15)	Any other material terms, preferences, rights, limitations or restrictions of that preferred stock.

Rank

Unless otherwise specified in the applicable prospectus supplement and the articles supplementary setting forth the terms of any class or series of preferred stock, the preferred stock will, with respect to rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up, rank:

(1)	senior to all classes or series of our common stock and excess stock and to all of our equity securities the terms of which provide that those equity securities are junior to the preferred stock;
(2)	on a parity with all of our equity securities other than those referred to in clauses (1) and (3); and
(3)	junior to all of our equity securities the terms of which provide that those equity securities will rank senior to it.

Dividends

Holders of shares of our preferred stock of each class or series shall be entitled to receive, when, as and if authorized by our board of directors and declared by us, out of our assets legally available for payment, cash dividends at rates and on dates that will be set forth in the applicable prospectus supplement and the articles supplementary setting forth the terms of any class or series of preferred stock. Each dividend shall be payable to holders of record as they appear on our stock transfer books on the record dates as shall be fixed by our board of directors.

Dividends on any class or series of our preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement and the articles supplementary setting forth the terms of any class or series of preferred stock. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable prospectus supplement and the articles supplementary setting forth the terms of any class or series of preferred stock. If our board of directors fails to authorize a dividend payable on a dividend payment date on any class or series of our preferred stock for which dividends are noncumulative, then the holders of that class or series of our preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that class or series are declared payable on any future dividend payment date.

If any shares of our preferred stock of any class or series are outstanding, no full dividends shall be declared or paid or set apart for payment on our preferred stock of any other class or series ranking, as to dividends, on a parity with or junior to the preferred stock of that class or series for any period unless:

(1)	if that class or series of preferred stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for that payment on the preferred stock of that class or series for all past dividend periods and the then current dividend period, or
(2)	if that class or series of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for that payment on the preferred stock of that class or series.

When dividends are not paid in full (or a sum sufficient for their full payment is not so set apart) upon the shares of preferred stock of any class or series and the shares of any other class or series of preferred stock ranking on a parity as to dividends with the preferred stock of that class or series, all dividends declared upon shares of preferred stock of that class or series and any other class or series of preferred stock ranking on a parity as to dividends with that preferred stock shall be declared pro rata so that the amount of dividends declared per share on the preferred stock of that class or series and that other class or series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of preferred stock of that class or series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if that preferred stock does not have a cumulative dividend) and that other class or series of preferred stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of that series that may be in arrears.

Except as provided in the immediately preceding paragraph, unless: (1) if that class or series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of that class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (2) if that class or series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of that class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, then no dividends (other than in our common stock or other stock ranking junior to the preferred stock of that class or series as to dividends and upon our liquidation, dissolution or winding up) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon our common stock, excess stock or any of our other stock ranking junior to or on a parity with the preferred stock of that class or series as to dividends or upon our liquidation, nor shall any common stock, excess stock or any of our other stock ranking junior to or on a parity with the preferred stock of such class or series as to dividends or upon our liquidation, dissolution or winding up be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of that stock) by us (except by conversion into or exchange for other of our stock ranking junior to the preferred stock of that class or series as to dividends and upon our liquidation, dissolution or winding up).

Any dividend payment made on shares of a class or series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of that class or series which remains payable.

Redemption

If the applicable prospectus supplement and the articles supplementary setting forth the terms of any class or series of preferred stock so states, the shares of preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case on the terms, at the times and at the redemption prices set forth in that prospectus supplement and the articles supplementary setting forth the terms of any class or series of preferred stock.

The prospectus supplement relating to a class or series of preferred stock that is subject to mandatory redemption will specify the number of shares of that preferred stock that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if that preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our stock, the terms of that preferred stock may provide that, if no such stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that preferred stock shall automatically and mandatorily be converted into shares of our applicable stock pursuant to conversion provisions specified in the applicable prospectus supplement. Notwithstanding the foregoing, unless:

(1)	if that class or series of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any class or series of preferred stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and
(2)	if that class or series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period.

Unless otherwise specified in the applicable prospectus supplement and the articles supplementary setting forth the terms of any class or series of preferred stock no shares of any class or series of preferred stock shall be redeemed unless all outstanding shares of preferred stock of that class or series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of preferred stock of that class or series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of that class or series.

In addition, unless:

(1)	if that class or series of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any class or series of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and
(2)	if that class or series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period;

we shall not purchase or otherwise acquire directly or indirectly any shares of preferred stock of that class or series (except by conversion into or exchange for our stock ranking junior to the preferred stock of that class or series as to dividends and upon our liquidation, dissolution or winding up).

If fewer than all of the outstanding shares of preferred stock of any class or series are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by those holders (with adjustments to avoid redemption of fractional shares) or by any other equitable method determined by us that will not result in the issuance of any excess preferred stock.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of preferred stock of any class or series to be redeemed at the address shown on our stock transfer books. Each notice shall state:

(1)	the redemption date;
(2)	the number of shares and class or series of the preferred stock to be redeemed;
(3)	the redemption price;
(4)	the place or places where certificates for that preferred stock are to be surrendered for payment of the redemption price;
(5)	that dividends on the shares to be redeemed will cease to accrue on that redemption date; and
(6)	the date upon which the holder’s conversion rights, if any, as to those shares shall terminate.

If fewer than all the shares of preferred stock of any class or series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any shares of preferred stock has been given and if the funds necessary for that redemption have been set apart by us in trust for the benefit of the holders of any shares of preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on those shares of preferred stock, those shares of preferred stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, then, before any distribution or payment shall be made to the holders of any common stock, excess stock or any other class or series of our stock ranking junior to that class or series of preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each class or series of preferred stock shall be entitled to receive out of our assets legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if that class or series of preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of that class or series of preferred stock will have no right or claim to any of our remaining assets. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that class or series of preferred stock and the corresponding amounts payable on all shares of other classes or series of our stock ranking on a parity with that class or series of preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, then the holders of that class or series of preferred stock and all other classes or series of stock shall share ratably in that distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions shall have been made in full to all holders of shares of that class or series of preferred stock, our remaining assets shall be distributed among the holders of any other classes or series of stock ranking junior to that class or series of preferred stock upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For those purposes, neither our consolidation or merger with or into any other corporation, trust or other entity nor the sale, lease, transfer or conveyance of all or substantially all of our property or business shall be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

Except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement and the articles supplementary setting forth the terms of any class or series of preferred stock, holders of preferred stock will not have any voting rights.

Whenever dividends on any shares of that class or series of preferred stock shall be in arrears for six or more quarterly periods, regardless of whether those quarterly periods are consecutive, the holders of those shares of that class or series of preferred stock (voting separately as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to our board of directors (and our entire board of directors will be increased by two directors) at a special meeting called by one of our officers at the request of a holder of that class or series of preferred stock or, if that special meeting is not called by that officer within 30 days, at a special meeting called by a holder of that class or series of preferred stock designated by the holders of record of at least 10% of the shares of any of those classes or series of preferred stock (unless that request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders), or at the next annual meeting of stockholders, and at each subsequent annual meeting until:

(1)	if that class or series of preferred stock has a cumulative dividend, all dividends accumulated on those shares of preferred stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment, or
(2)	if that class or series of preferred stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment.

Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each class or series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (that class or series voting separately as a class):

(1)	authorize or create, or increase the authorized or issued amount of, any class or series of stock ranking senior to that class or series of preferred stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up or reclassify any of our authorized stock into those shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase those shares; or

(2)	amend, alter or repeal the provisions of the charter in respect of that class or series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that class or series of preferred stock; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of any other class or series of preferred stock, or any increase in the number of authorized shares of that class or series, in each case ranking on a parity with or junior to the preferred stock of that class or series with respect to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect those rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which that vote would otherwise be required shall be effected, all outstanding shares of that class or series of preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect that redemption.

Conversion Rights

The terms and conditions, if any, upon which shares of any class or series of preferred stock are convertible into common stock, debt securities or another series of preferred stock will be set forth in the applicable prospectus supplement relating thereto and the articles supplementary setting forth the terms of any class or series of preferred stock. Such terms will include the number of shares of common stock or those other series of preferred stock or the principal amount of debt securities into which the preferred stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of that class or series of preferred stock, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that class or series of preferred stock.

Restrictions on Ownership and Transfer

See “Description of Common Stock — Restrictions on Ownership and Transfer,” for a discussion of the restrictions on ownership and transfer of shares of capital stock necessary for us to qualify as a REIT under the Code.

Transfer Agent and Registrar

The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue depositary shares, each of which would represent a fractional interest of a share of a particular series of preferred stock. We will deposit shares of preferred stock represented by depositary shares under a separate deposit agreement among us, a preferred stock depositary and the holders of the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will possess, in proportion to the fractional interest of a share of preferred stock represented by the depositary share, all the rights and preferences of the preferred stock represented by the depositary shares.

Depositary receipts will evidence the depositary shares issued pursuant to the deposit agreement. Immediately after we issue and deliver preferred stock to a preferred stock depositary, the preferred stock depositary will issue the depositary receipts.

Dividends and Other Distributions

The depositary will distribute all cash dividends on the preferred stock to the record holders of the depositary shares. Holders of depositary shares generally must file proofs, certificates and other information and pay charges and expenses of the depositary in connection with distributions.

If a distribution on the preferred stock is other than in cash and it is feasible for the depositary to distribute the property it receives, the depositary will distribute the property to the record holders of the depositary shares. If such a distribution is not feasible and we approve, the depositary may sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Withdrawal of Stock

Unless we have previously called the underlying preferred stock for redemption or the holder of the depositary shares has converted such shares, a holder of depositary shares may surrender them at the corporate trust office of the depositary in exchange for whole or fractional shares of the underlying preferred stock together with any money or other property represented by the depositary shares. Once a holder has exchanged the depositary shares, the holder may not redeposit the preferred stock and receive depositary shares again. If a depositary receipt presented for exchange into preferred stock represents more shares of preferred stock than the number to be withdrawn, the depositary will deliver a new depositary receipt for the excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem shares of preferred stock held by a depositary, the depositary will redeem the corresponding amount of depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts payable with respect to the preferred stock. If we intend to redeem less than all of the underlying preferred stock, our company and the depositary will select the depositary shares to be redeemed as nearly pro rata as practicable without creating fractional depositary shares or by any other equitable method determined by us that preserves our REIT status.

On the redemption date:

•	all dividends relating to the shares of preferred stock called for redemption will cease to accrue;
•	our company and the depositary will no longer deem the depositary shares called for redemption to be outstanding; and
•	all rights of the holders of the depositary shares called for redemption will cease, except the right to receive any money payable upon the redemption and any money or other property to which the holders of the depositary shares are entitled upon redemption.

Voting of the Preferred Stock

When a depositary receives notice regarding a meeting at which the holders of the underlying preferred stock have the right to vote, it will mail that information to the holders of the depositary shares. Each record holder of depositary shares on the record date may then instruct the depositary to exercise its voting rights for the amount of preferred stock represented by that holder’s depositary shares. The depositary will vote in accordance with these instructions. The depositary will abstain from voting to the extent it does not receive specific instructions from the holders of depositary shares. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote, as long as any action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying preferred stock represented by the depositary share.

Conversion of Preferred Stock

Depositary shares will not themselves be convertible into our common stock or any other securities or property of our company. However, if the underlying preferred stock is convertible, holders of depositary shares may surrender them to the depositary with written instructions to convert the preferred stock represented by their depositary shares into whole shares of common stock, other shares of our preferred stock or other shares of stock, as applicable. Upon receipt of these instructions and any amounts payable in connection with a conversion, we will convert the preferred stock using the same procedures as those provided for delivery of preferred stock. If a holder of depositary shares converts only part of its depositary shares, the depositary will issue a new depositary receipt for any depositary shares not converted. We will not issue fractional shares of common stock upon conversion. If a conversion will result in the issuance of a fractional share, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of a Deposit Agreement

Our company and the depositary may amend any form of depositary receipt evidencing depositary shares and any provision of a deposit agreement. However, unless the existing holders of at least two-thirds of the applicable depositary shares then outstanding have approved the amendment, we may not make any amendment that:

•	would materially and adversely alter the rights of the holders of depositary shares; or
•	would be materially and adversely inconsistent with the rights granted to the holders of the underlying preferred stock.

Subject to exceptions in the deposit agreement and except in order to comply with the law, no amendment may impair the right of any holders of depositary shares to surrender their depositary shares with instructions to deliver the underlying preferred stock and all money and other property represented by the depositary shares. Every holder of outstanding depositary shares at the time any amendment becomes effective who continues to hold the depositary shares will be deemed to consent and agree to the amendment and to be bound by the amended deposit agreement.

We may terminate a deposit agreement upon not less than 30 days’ prior written notice to the depositary if:

•	the termination is necessary to preserve our REIT status; or
•	a majority of each series of preferred stock affected by the termination consents to the termination.

Upon a termination of a deposit agreement, holders of the depositary shares may surrender their depositary shares and receive in exchange the number of whole or fractional shares of preferred stock and any other property represented by the depositary shares. If we terminate a deposit agreement to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

In addition, a deposit agreement will automatically terminate if:

•	we have redeemed all underlying preferred stock subject to the agreement;

•	a final distribution of the underlying preferred stock in connection with any liquidation, dissolution or winding up has occurred, and the depositary has distributed the distribution to the holders of the depositary shares; or
•	each share of the underlying preferred stock has been converted into other capital stock of our company not represented by depositary shares.

Charges of a Preferred Stock Depositary

We will pay all transfer and other taxes and governmental charges arising in connection with a deposit agreement. In addition, we will generally pay the fees and expenses of a depositary in connection with the performance of its duties. However, holders of depositary shares will pay the fees and expenses of a depositary for any duties requested by the holders that the deposit agreement does not expressly require the depositary to perform.

Resignation and Removal of Depositary

A depositary may resign at any time by delivering to us notice of its election to resign. We may also remove a depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying preferred stock.

Neither the depositary nor our company will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under a deposit agreement. The obligations of our company and a depositary under a deposit agreement will be limited to performing our duties in good faith and without negligence in regard to voting of preferred stock, gross negligence or willful misconduct. Neither us nor a depositary must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying preferred stock unless they are furnished with satisfactory indemnity.

Our company and any depositary may rely on the written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock for deposit, holders of depositary shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party.

In the event a depositary receives conflicting claims, requests or instructions from our company and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

Depositary

The prospectus supplement will identify the depositary for the depositary shares.

Listing of the Depositary Shares

The prospectus supplement will specify whether or not the depositary shares will be listed on any securities exchange.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our common stock or preferred stock. Warrants may be issued independently or together with any of the other securities offered by this prospectus that are offered by any prospectus supplement and may be attached to or separate from the securities offered by this prospectus. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

(1)	the title of the warrants;
(2)	the aggregate number of the warrants;
(3)	the price or prices at which the warrants will be issued;
(4)	the designation, number and terms of the securities purchasable upon exercise of the warrants;
(5)	the designation and terms of the other securities offered by this prospectus with which the warrants are issued and the number of the warrants issued with each security offered by this prospectus;
(6)	the date, if any, on and after which the warrants and the related securities will be separately transferable;
(7)	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;
(8)	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;
(9)	the minimum or maximum amount of the warrants which may be exercised at any one time;
(10)	information with respect to book-entry procedures, if any;
(11)	a discussion of federal income tax considerations; and
(12)	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary of federal income tax considerations is based on existing law, and is limited to investors who own our shares as investment assets rather than as inventory or as property used in a trade or business. The summary does not discuss all of the particular tax consequences that might be relevant to you if you are subject to special rules under federal income tax law, for example if you are:

•	a bank, life insurance company, regulated investment company, or other financial institution;
•	a broker, dealer or trader in securities or foreign currency;
•	a person who has a functional currency other than the U.S. dollar;
•	a person who acquires our shares in connection with employment or other performance of services;
•	a person subject to alternative minimum tax;
•	a person who owns our shares as part of a straddle, hedging transaction, constructive sale transaction, constructive ownership transaction, or conversion transaction; or
•	except as specifically described in the following summary, a tax-exempt entity or a foreign person.

The Code sections that govern federal income tax qualification and treatment of a REIT and its stockholders are complex. This presentation is a summary of applicable Code provisions, related rules and regulations, and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial, or administrative actions or decisions could also affect the accuracy of statements made in this summary. We have not received a ruling from the Internal Revenue Service, or IRS, with respect to any matter described in this summary, and we cannot assure you that the IRS or a court will agree with the statements made in this summary. The IRS or a court could, for example, take a different position, which could result in significant tax liabilities for applicable parties, from that described in this summary with respect to our acquisitions, operations, restructurings or any other matters described in this summary. In addition, this summary is not exhaustive of all possible tax consequences, and does not discuss any estate, gift, state, local, or foreign tax consequences. For all these reasons, we urge you and any prospective acquiror of our shares to consult with a tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of our shares. Our intentions and beliefs described in this summary are based upon our understanding of applicable laws and regulations that are in effect as of the date of the filing of this prospectus. If new laws or regulations are enacted which impact us directly or indirectly, we may change our intentions or beliefs.

Your federal income tax consequences may differ depending on whether or not you are a “U.S. stockholder.” For purposes of this summary, a “U.S. stockholder” for federal income tax purposes is:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws;
•	an entity treated as a corporation for federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to federal income taxation regardless of its source; or
•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or an electing trust in existence on August 20, 1996, to the extent provided in Treasury regulations;

whose status as a U.S. stockholder is not overridden by an applicable tax treaty. Conversely, a “non-U.S. stockholder” is a beneficial owner of our shares who is not a U.S. stockholder. If a partnership (including any entity treated as a partnership for federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the federal income tax consequences of the acquisition, ownership and disposition of our shares.

Taxation as a REIT

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 1994. Our REIT election, assuming continuing compliance with the then applicable qualification tests, continues in effect for subsequent taxable years. Although no assurance can be given, we believe that we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified and will continue to qualify us to be taxed under the Code as a REIT.

As a REIT, we generally are not subject to federal income tax on our net income distributed as dividends to our stockholders. Distributions to our stockholders generally are included in their income as dividends to the extent of our current or accumulated earnings and profits. Our dividends are not generally entitled to the favorable 15% rate on qualified dividend income (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2010), but a portion of our dividends may be treated as capital gain dividends, all as explained below. No portion of any of our dividends is eligible for the dividends received deduction for corporate stockholders. Distributions in excess of current or accumulated earnings and profits generally are treated for federal income tax purposes as return of capital to the extent of a recipient stockholder’s basis in our shares, and will reduce this basis. Our current or accumulated earnings and profits are generally allocated first to distributions made on our preferred stock, and thereafter to distributions made on our common stock. For all these purposes, our distributions include both cash distributions and any in kind distributions of property that we might make.

Our counsel, DLA Piper LLP (US), has opined that we have been organized and have qualified as a REIT under the Code for our 2005 through 2008 taxable years, and that our current investments and plan of operation enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. Our continued qualification and taxation as a REIT will depend upon our compliance with various qualification tests imposed under the Code and summarized below. While we believe that we will satisfy these tests, our counsel has not reviewed and will not review compliance with these tests on a continuing basis. If we fail to qualify as a REIT, we will be subject to federal income taxation as if we were a C corporation and our stockholders will be taxed like stockholders of C corporations. In this event, we could be subject to significant tax liabilities, and the amount of cash available for distribution to our stockholders may be reduced or eliminated.

If we qualify as a REIT and meet the tests described below, we generally will not pay federal income tax on amounts we distribute to our stockholders. However, even if we qualify as a REIT, we may be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed “real estate investment trust taxable income,” including our undistributed net capital gains.
•	If our alternative minimum taxable income exceeds our taxable income, we may be subject to the corporate alternative minimum tax on our items of tax preference.
•	If we have net income from the disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or from other nonqualifying income from foreclosure property, we will be subject to tax on this income at the highest regular corporate rate, currently 35%.
•	If we have net income from prohibited transactions, including dispositions of inventory or property held primarily for sale to customers in the ordinary course of business other than foreclosure property, we will be subject to tax on this income at a 100% rate.
•	If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT, we will be subject to tax at a 100% rate on the greater of the amount by which we fail the 75% or the 95% test, with adjustments, multiplied by a fraction intended to reflect our profitability.

•	If we fail to distribute for any calendar year at least the sum of 85% of our REIT ordinary income for that year, 95% of our REIT capital gain net income for that year, and any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed.
•	If we acquire an asset from a corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of a present or former C corporation, and if we subsequently recognize gain on the disposition of this asset during the ten year period beginning on the date on which the asset ceased to be owned by the C corporation, then we will pay tax at the highest regular corporate tax rate, which is currently 35%, on the lesser of the excess of the fair market value of the asset over the C corporation’s basis in the asset on the date the asset ceased to be owned by the C corporation, or the gain we recognize in the disposition.
•	If we acquire a corporation, to preserve our status as a REIT we must generally distribute all of the C corporation earnings and profits inherited in that acquisition, if any, not later than the end of the taxable year of the acquisition. However, if we fail to do so, relief provisions would allow us to maintain our status as a REIT provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution. As discussed below, we have acquired a C Corporation in connection with our acquisition of real estate. Our investigations of this C Corporation indicated that it did not have undistributed earnings and profits that we inherited but failed to timely distribute. However, upon review or audit, the IRS may disagree.
•	As summarized below, REITs are permitted within limits to own stock and securities of a “taxable REIT subsidiary.” A taxable REIT subsidiary is separately taxed on its net income as a C corporation, and is subject to limitations on the deductibility of interest expense paid to its REIT parent. In addition, its REIT parent is subject to a 100% tax on the difference between amounts charged and redetermined rents and deductions, including excess interest.
•	If and to the extent we invest in properties in foreign jurisdictions, our income from those properties will generally be subject to tax in those jurisdictions. If we continue to operate as we do, then we will distribute our taxable income to our stockholders each year and we will generally not pay federal income tax. As a result, we cannot recover the cost of foreign income taxes imposed on our foreign investments by claiming foreign tax credits against our federal income tax liability. Also, we cannot pass through to our stockholders any foreign tax credits.

If we fail to qualify or elect not to qualify as a REIT, we will be subject to federal income tax in the same manner as a C corporation. Distributions to our stockholders if we do not qualify as a REIT will not be deductible by us nor will distributions be required under the Code. In that event, distributions to our stockholders will generally be taxable as ordinary dividends potentially eligible for the 15% income tax rate (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2010) discussed below in “Taxation of U.S. Stockholders” and, subject to limitations in the Code, will be eligible for the dividends received deduction for corporate stockholders. Also, we will generally be disqualified from qualification as a REIT for the four taxable years following disqualification. If we do not qualify as a REIT for even one year, this could result in reduction or elimination of distributions to our stockholders, or in our incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting corporate-level taxes. The Code provides certain relief provisions under which we might avoid automatically ceasing to be a REIT for failure to meet certain REIT requirements, all as discussed in more detail below.

REIT Qualification Requirements

General Requirements.  Section 856(a) of the Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(3)	that would be taxable, but for Sections 856 through 859 of the Code, as a C corporation;

(4)	that is not a financial institution or an insurance company subject to special provisions of the Code;
(5)	the beneficial ownership of which is held by 100 or more persons;
(6)	that is not “closely held” as defined under the personal holding company stock ownership test, as described below; and
(7)	that meets other tests regarding income, assets and distributions, all as described below.

Section 856(b) of the Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a pro rata part of a taxable year of less than 12 months. Section 856(h)(2) of the Code provides that neither condition (5) nor (6) need be met for our first taxable year as a REIT. We believe that we have met conditions (1) through (7) during each of the requisite periods ending on or before our most recently completed taxable year, and that we can continue to meet these conditions in future taxable years. There can, however, be no assurance in this regard.

By reason of condition (6), we will fail to qualify as a REIT for a taxable year if at any time during the last half of a year more than 50% in value of our outstanding shares is owned directly or indirectly by five or fewer individuals. To help comply with condition (6), our declaration of trust and bylaws restrict transfers of our shares. In addition, if we comply with applicable Treasury regulations to ascertain the ownership of our shares and do not know, or by exercising reasonable diligence would not have known, that we failed condition (6), then we will be treated as having met condition (6). However, our failure to comply with these regulations for ascertaining ownership may result in a penalty of $25,000, or $50,000 for intentional violations. Accordingly, we intend to comply with these regulations, and to request annually from record holders of significant percentages of our shares information regarding the ownership of our shares. Under our declaration of trust and bylaws, our stockholders are required to respond to these requests for information.

For purposes of condition (6), REIT shares held by a pension trust are treated as held directly by the pension trust’s beneficiaries in proportion to their actuarial interests in the pension trust. Consequently, five or fewer pension trusts could own more than 50% of the interests in an entity without jeopardizing that entity’s federal income tax qualification as a REIT. However, as discussed below, if a REIT is a “pension-held REIT,” each pension trust owning more than 10% of the REIT’s shares by value generally may be taxed on a portion of the dividends it receives from the REIT.

The Code provides that we will not automatically fail to be a REIT if we do not meet conditions (1) through (6), provided we can establish reasonable cause for any such failure. Each such excused failure will result in the imposition of a $50,000 penalty instead of REIT disqualification. It is impossible to state whether in all circumstances we would be entitled to the benefit of this relief provision. This relief provision applies to any failure of the applicable conditions, even if the failure first occurred in a prior taxable year, as long as each of the requirements of the relief provision is satisfied after October 22, 2004.

Our Wholly Owned Subsidiaries and Our Investments through Partnerships.  Except in respect of taxable REIT subsidiaries as discussed below, Section 856(i) of the Code provides that any corporation, 100% of whose stock is held by a REIT, is a qualified REIT subsidiary and shall not be treated as a separate corporation. The assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as the REIT’s. We believe that each of our direct and indirect wholly owned subsidiaries, other than the taxable REIT subsidiaries discussed below, will either be a qualified REIT subsidiary within the meaning of Section 856(i) of the Code, or a noncorporate entity that for federal income tax purposes is not treated as separate from its owner under regulations issued under Section 7701 of the Code. Thus, except for the taxable REIT subsidiaries discussed below, in applying all the federal income tax REIT qualification requirements described in this summary, all assets, liabilities and items of income, deduction and credit of our direct and indirect wholly owned subsidiaries are treated as ours.

We have invested and may invest in real estate through one or more limited or general partnerships or limited liability companies that are treated as partnerships for federal income tax purposes. In the case of a REIT that is a partner in a partnership, regulations under the Code provide that, for purposes of the REIT qualification requirements regarding income and assets discussed below, the REIT is deemed to own its proportionate share of the assets of the partnership corresponding to the REIT’s proportionate capital interest in the partnership and is deemed to be entitled to the income of the partnership attributable to this proportionate share. In addition, for these purposes, the character of the assets and gross income of the partnership generally retain the same character in the hands of the REIT. Accordingly, our proportionate share of the assets, liabilities, and items of income of each partnership in which we are a partner is treated as ours for purposes of the income tests and asset tests discussed below. In contrast, for purposes of the distribution requirement discussed below, we must take into account as a partner our share of the partnership’s income as determined under the general federal income tax rules governing partners and partnerships under Sections 701 through 777 of the Code.

Taxable REIT Subsidiaries.  We are permitted to own any or all of the securities of a “taxable REIT subsidiary” as defined in Section 856(l) of the Code, provided that no more than 25% of our assets, at the close of each quarter, is comprised of our investments in the stock or securities of our taxable REIT subsidiaries. (For our 2001 through 2008 taxable years, no more than 20% of our assets, at the close of each quarter, was permitted to be comprised of our investments in the stock or securities of our taxable REIT subsidiaries; before the introduction of taxable REIT subsidiaries in 2001, our ability to own separately taxable corporate subsidiaries was more limited.) Among other requirements, a taxable REIT subsidiary must:

(1)	be a non-REIT corporation for federal income tax purposes in which we directly or indirectly own shares;
(2)	join with us in making a taxable REIT subsidiary election;
(3)	not directly or indirectly operate or manage a lodging facility or a health care facility; and
(4)	not directly or indirectly provide to any person, under a franchise, license, or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, except that in limited circumstances a subfranchise, sublicense or similar right can be granted to an independent contractor to operate or manage a lodging facility or, after our 2008 taxable year, a health care facility.

In addition, a corporation other than a REIT in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value will automatically be treated as a taxable REIT subsidiary. Subject to the discussion below, we believe that we and each of our taxable REIT subsidiaries have complied with, and will continue to comply with, the requirements for taxable REIT subsidiary status at all times during which we intend for a subsidiary’s taxable REIT subsidiary election to be in effect, and we believe that the same will be true for any taxable REIT subsidiary that we later form or acquire.

Our ownership of stock and securities in taxable REIT subsidiaries is exempt from the 10% and 5% REIT asset tests discussed below. Also, as discussed below, taxable REIT subsidiaries can perform services for our tenants without disqualifying the rents we receive from those tenants under the 75% or 95% gross income tests discussed below. Moreover, because taxable REIT subsidiaries are taxed as C corporations that are separate from us, their assets, liabilities and items of income, deduction and credit are not generally imputed to us for purposes of the REIT qualification requirements described in this summary. Therefore, taxable REIT subsidiaries can generally undertake third-party management and development activities and activities not related to real estate.

Restrictions are imposed on taxable REIT subsidiaries to ensure that they will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary may not deduct interest paid in any year to an affiliated REIT to the extent that the interest payments exceed, generally, 50% of the taxable REIT subsidiary’s adjusted taxable income for that year. However, the taxable REIT subsidiary may carry forward the disallowed interest expense to a succeeding year, and deduct the interest in that later year subject to that year’s 50% adjusted taxable income limitation. In addition, if a taxable REIT subsidiary pays interest, rent, or other amounts to its affiliated REIT in an amount that exceeds what an unrelated third party would have paid in an arm’s length transaction, then the REIT generally will be subject to an excise tax equal to 100% of the excessive portion of the payment. Finally, if in comparison to an arm’s length transaction, a tenant has overpaid rent to the REIT in exchange for underpaying the taxable REIT subsidiary for services rendered, then the REIT may be subject to an excise tax equal to 100% of the overpayment. There can be no assurance that arrangements involving our taxable REIT subsidiaries will not result in the imposition of one or more of these deduction limitations or excise taxes, but we do not believe that we are or will be subject to these impositions.

Income Tests.  There are two gross income requirements for qualification as a REIT under the Code:

•	At least 75% of our gross income (excluding: (a) gross income from sales or other dispositions of property held primarily for sale; (b) any income arising from “clearly identified” hedging transactions that we enter into after July 30, 2008 to manage interest rate or price fluctuations with respect to borrowings we incur to acquire or carry real estate assets; (c) any income arising from “clearly identified” hedging transactions that we enter into after July 30, 2008 primarily to manage risk of currency fluctuations relating to any item that qualifies under the 75% or 95% gross income tests; and (d) real estate foreign exchange gain (as defined in Section 856(n)(2) of the Code) that we recognize after July 30, 2008) must be derived from investments relating to real property, including “rents from real property” as defined under Section 856 of the Code, interest and gain from mortgages on real property, income and gain from foreclosure property, or dividends and gain from shares in other REITs. When we receive new capital in exchange for our shares or in a public offering of five-year or longer debt instruments, income attributable to the temporary investment of this new capital in stock or a debt instrument, if received or accrued within one year of our receipt of the new capital, is generally also qualifying income under the 75% gross income test.
•	At least 95% of our gross income (excluding: (a) gross income from sales or other dispositions of property held primarily for sale; (b) any income arising from “clearly identified” hedging transactions that we enter into after December 31, 2004 to manage interest rate or price fluctuations with respect to borrowings we incur to acquire or carry real estate assets; (c) any income arising from “clearly identified” hedging transactions that we enter into after July 30, 2008 primarily to manage risk of currency fluctuations relating to any item that qualifies under the 75% or 95% gross income tests; and (d) passive foreign exchange gain (as defined in Section 856(n)(3) of the Code) that we recognize after July 30, 2008) must be derived from a combination of items of real property income that satisfy the 75% gross income test described above, dividends, interest, gains from the sale or disposition of stock, securities, or real property or, for financial instruments entered into during our 2004 or earlier taxable years, certain payments under interest rate swap or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments.

For purposes of the 75% and 95% gross income tests outlined above, income derived from a “shared appreciation provision” in a mortgage loan is generally treated as gain recognized on the sale of the property to which it relates. Although we will use our best efforts to ensure that the income generated by our investments will be of a type that satisfies both the 75% and 95% gross income tests, there can be no assurance in this regard.

In order to qualify as “rents from real property” under Section 856 of the Code, several requirements must be met:

•	The amount of rent received generally must not be based on the income or profits of any person, but may be based on receipts or sales.
•	Rents do not qualify if the REIT owns 10% or more by vote or value of the tenant, whether directly or after application of attribution rules. While we intend not to lease property to any party if rents from that property would not qualify as rents from real property, application of the 10% ownership rule is dependent upon complex attribution rules and circumstances that may be beyond our control. For example, an unaffiliated third party’s ownership directly or by attribution of 10% or more by value of our shares, as well as an ownership position in the stock of one of our tenants which, when added to our own ownership position in that tenant, totals 10% or more by vote or value of the stock of that tenant, would result in that tenant’s rents not qualifying as rents from real property. Our declaration of trust and bylaws disallow transfers or purported acquisitions, directly or by attribution, of our shares to the extent necessary to maintain our REIT status under the Code. Nevertheless, there can be no assurance that these provisions in our declaration of trust and bylaws will be effective to prevent our REIT status from being jeopardized under the 10% affiliated tenant rule. Furthermore, there can be no assurance that we will be able to monitor and enforce these restrictions, nor will our stockholders necessarily be aware of ownership of shares attributed to them under the Code’s attribution rules.
•	There is a limited exception to the above prohibition on earning “rents from real property” from a 10% affiliated tenant, if the tenant is a taxable REIT subsidiary. If at least 90% of the leased space of a property is leased to tenants other than taxable REIT subsidiaries and 10% affiliated tenants, and if the taxable REIT subsidiary’s rent for space at that property is substantially comparable to the rents paid by nonaffiliated tenants for comparable space at the property, then otherwise qualifying rents paid by the taxable REIT subsidiary to the REIT will not be disqualified on account of the rule prohibiting 10% affiliated tenants.
•	In order for rents to qualify, we generally must not manage the property or furnish or render services to the tenants of the property, except through an independent contractor from whom we derive no income or, for our 2001 taxable year and thereafter, through one of our taxable REIT subsidiaries. There is an exception to this rule permitting a REIT to perform customary tenant services of the sort that a tax-exempt organization could perform without being considered in receipt of “unrelated business taxable income” as defined in Section 512(b)(3) of the Code. In addition, a de minimis amount of noncustomary services will not disqualify income as “rents from real property” so long as the value of the impermissible services does not exceed 1% of the gross income from the property.
•	If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as “rents from real property”; if this 15% threshold is exceeded, the rent attributable to personal property will not so qualify. For our taxable years through December 31, 2000, the portion of rental income treated as attributable to personal property was determined according to the ratio of the tax basis of the personal property to the total tax basis of the real and personal property that is rented. For our 2001 taxable year and thereafter, the ratio is determined by reference to fair market values rather than tax bases.

We believe that all or substantially all our rents have qualified and will qualify as rents from real property for purposes of Section 856 of the Code.

In order to qualify as mortgage interest on real property for purposes of the 75% test, interest must derive from a mortgage loan secured by real property with a fair market value, at the time the loan is made, at least equal to the amount of the loan. If the amount of the loan exceeds the fair market value of the real property, the interest will be treated as interest on a mortgage loan in a ratio equal to the ratio of the fair market value of the real property to the total amount of the mortgage loan.

Absent the “foreclosure property” rules of Section 856(e) of the Code, a REIT’s receipt of business operating income from a property would not qualify under the 75% and 95% gross income tests. But as foreclosure property, gross income from such a business operation would so qualify. In the case of property leased by a REIT to a tenant, foreclosure property is defined under applicable Treasury regulations to include generally the real property and incidental personal property that the REIT reduces to possession upon a default or imminent default under the lease by the tenant, and as to which a foreclosure property election is made by attaching an appropriate statement to the REIT’s federal income tax return.

Any gain that a REIT recognizes on the sale of foreclosure property, plus any income it receives from foreclosure property that would not qualify under the 75% gross income test in the absence of foreclosure property treatment, reduced by expenses directly connected with the production of those items of income, would be subject to income tax at the maximum corporate rate, currently 35%, under the foreclosure property income tax rules of Section 857(b)(4) of the Code. Thus, if a REIT should lease foreclosure property in exchange for rent that qualifies as “rents from real property” as described above, then that rental income is not subject to the foreclosure property income tax.

Other than sales of foreclosure property, any gain we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a penalty tax at a 100% rate. This prohibited transaction income also may adversely affect our ability to satisfy the 75% and 95% gross income tests for federal income tax qualification as a REIT. We cannot provide assurances as to whether or not the IRS might successfully assert that one or more of our dispositions is subject to the 100% penalty tax. However, we believe that dispositions of assets that we have made or that we might make in the future will not be subject to the 100% penalty tax, because we intend to:

•	own our assets for investment with a view to long-term income production and capital appreciation;
•	engage in the business of developing, owning and managing our existing properties and acquiring, developing, owning and managing new properties; and
•	make occasional dispositions of our assets consistent with our long-term investment objectives.

If we fail to satisfy one or both of the 75% or the 95% gross income tests in any taxable year, we may nevertheless qualify as a REIT for that year if we satisfy the following requirements after October 22, 2004:

•	our failure to meet the test is due to reasonable cause and not due to willful neglect, and
•	after we identify the failure, we file a schedule describing each item of our gross income included in the 75% or 95% gross income tests for that taxable year.

It is impossible to state whether in all circumstances we would be entitled to the benefit of this relief provision for the 75% and 95% gross income tests. Even if this relief provision does apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% test or the 95% test, with adjustments, multiplied by a fraction intended to reflect our profitability. This relief provision applies to any failure of the applicable income tests, even if the failure first occurred in a prior taxable year, as long as each of the requirements of the relief provision is satisfied after October 22, 2004.

Under prior law, if we failed to satisfy one or both of the 75% or 95% gross income tests, we nevertheless would have qualified as a REIT for that year if: our failure to meet the test was due to reasonable cause and not due to willful neglect; we reported the nature and amount of each item of our income included in the 75% or 95% gross income tests for that taxable year on a schedule attached to our tax return; and any incorrect information on the schedule was not due to fraud with intent to evade tax. For our 2004 and prior taxable years, we attached a schedule of gross income to our federal income tax returns, but it is impossible to state whether in all circumstances we would be entitled to the benefit of this prior relief provision for the 75% and 95% gross income tests. Even if this relief provision did apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% test or the 95% test, with adjustments, multiplied by a fraction intended to reflect our profitability.

Asset Tests.  At the close of each quarter of each taxable year, we must also satisfy the following asset percentage tests in order to qualify as a REIT for federal income tax purposes:

•	At least 75% of our total assets must consist of real estate assets, cash and cash items, shares in other REITs, government securities, and temporary investments of new capital (that is, stock or debt instruments purchased with proceeds of a stock offering or a public offering of our debt with a term of at least five years, but only for the one-year period commencing with our receipt of the offering proceeds).
•	Not more than 25% of our total assets may be represented by securities other than those securities that count favorably toward the preceding 75% asset test.
•	Of the investments included in the preceding 25% asset class, the value of any one non-REIT issuer’s securities that we own may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one non-REIT issuer’s outstanding voting securities. For our 2001 taxable year and thereafter, we may not own more than 10% of the vote or value of any one non-REIT issuer’s outstanding securities, unless that issuer is our taxable REIT subsidiary or the securities are “straight debt” securities or otherwise excepted as discussed below.
•	For our 2001 taxable year and thereafter, our stock and securities in a taxable REIT subsidiary are exempted from the preceding 10% and 5% asset tests. However, no more than 25% (for our 2001 through 2008 taxable years, 20%) of our total assets may be represented by stock or securities of taxable REIT subsidiaries.

When a failure to satisfy the above asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.

In addition, if we fail the 5% value test or the 10% vote or value tests at the close of any quarter and do not cure such failure within 30 days after the close of that quarter, that failure will nevertheless be excused if (a) the failure is de minimis and (b) within 6 months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy the 5% value and 10% vote and value asset tests. For purposes of this relief provision, the failure will be “de minimis” if the value of the assets causing the failure does not exceed the lesser of (a) 1% of the total value of our assets at the end of the relevant quarter or (b) $10,000,000. If our failure is not de minimis, or if any of the other REIT asset tests have been violated, we may nevertheless qualify as a REIT if (a) we provide the IRS with a description of each asset causing the failure, (b) the failure was due to reasonable cause and not willful neglect, (c) we pay a tax equal to the greater of (i) $50,000 or (ii) the highest rate of corporate tax imposed (currently 35%) on the net income generated by the assets causing the failure during the period of the failure, and (d) within 6 months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy all of the REIT asset tests. These relief provisions apply to any failure of the applicable asset tests, even if the failure first occurred in a prior taxable year, as long as each of the requirements of the relief provision is satisfied after October 22, 2004.

The Code also provides, for our 2001 taxable year and thereafter, an excepted securities safe harbor to the 10% value test that includes among other items (a) “straight debt” securities, (b) certain rental agreements in which payment is to be made in subsequent years, (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of or payments from a nongovernmental entity, and (e) any security issued by another REIT.

We intend to maintain records of the value of our assets to document our compliance with the above asset tests, and to take actions as may be required to cure any failure to satisfy the tests within 30 days after the close of any quarter.

Annual Distribution Requirements.  In order to qualify for taxation as a REIT under the Code, we are required to make annual distributions other than capital gain dividends to our stockholders in an amount at least equal to the excess of:

(A)	the sum of 90% of our “real estate investment trust taxable income,” as defined in Section 857 of the Code, computed by excluding any net capital gain and before taking into account any dividends paid deduction for which we are eligible, and 90% of our net income after tax, if any, from property received in foreclosure, over
(B)	the sum of our qualifying noncash income, e.g., imputed rental income or income from transactions inadvertently failing to qualify as like-kind exchanges.

The distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the earlier taxable year and if paid on or before the first regular distribution payment after that declaration. If a dividend is declared in October, November, or December to stockholders of record during one of those months, and is paid during the following January, then for federal income tax purposes the dividend will be treated as having been both paid and received on December 31 of the prior taxable year. A distribution which is not pro rata within a class of our beneficial interests entitled to a distribution, or which is not consistent with the rights to distributions among our classes of beneficial interests, is a preferential distribution that is not taken into consideration for purposes of the distribution requirements, and accordingly the payment of a preferential distribution could affect our ability to meet the distribution requirements. Taking into account our distribution policies, including the dividend reinvestment plan we have adopted, we expect that we will not make any preferential distributions. The distribution requirements may be waived by the IRS if a REIT establishes that it failed to meet them by reason of distributions previously made to meet the requirements of the 4% excise tax discussed below. To the extent that we do not distribute all of our net capital gain and all of our real estate investment trust taxable income, as adjusted, we will be subject to tax on undistributed amounts.

In addition, we will be subject to a 4% nondeductible excise tax to the extent we fail within a calendar year to make required distributions to our stockholders of 85% of our ordinary income and 95% of our capital gain net income plus the excess, if any, of the “grossed up required distribution” for the preceding calendar year over the amount treated as distributed for that preceding calendar year. For this purpose, the term “grossed up required distribution” for any calendar year is the sum of our taxable income for the calendar year without regard to the deduction for dividends paid and all amounts from earlier years that are not treated as having been distributed under the provision. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax.

If we do not have enough cash or other liquid assets to meet the 90% distribution requirements, we may find it necessary and desirable to arrange for new debt or equity financing to provide funds for required distributions in order to maintain our REIT status. We can provide no assurance that financing would be available for these purposes on favorable terms.

We may be able to rectify a failure to pay sufficient dividends for any year by paying “deficiency dividends” to stockholders in a later year. These deficiency dividends may be included in our deduction for dividends paid for the earlier year, but an interest charge would be imposed upon us for the delay in distribution.

In addition to the other distribution requirements above, to preserve our status as a REIT we are required to timely distribute C corporation earnings and profits that we inherit from acquired corporations.

Depreciation and Federal Income Tax Treatment of Leases

Our initial tax bases in our assets will generally be our development and acquisition cost. We will generally depreciate our real property on a straight-line basis over 40 years and our personal property over the applicable shorter periods. These depreciation schedules may vary for properties that we acquire through tax-free or carryover basis acquisitions.

We are entitled to depreciation deductions from our facilities only if we are treated for federal income tax purposes as the owner of the facilities. This means that the leases of the facilities must be classified for federal income tax purposes as true leases, rather than as sales or financing arrangements, and we believe this to be the case. In the case of sale-leaseback arrangements, the IRS could assert that we realized prepaid rental income in the year of purchase to the extent that the value of a leased property, at the time of purchase, exceeded the purchase price for that property. While we believe that the value of leased property at the time of purchase did not exceed purchase prices, because of the lack of clear precedent we cannot provide assurances as to whether the IRS might successfully assert the existence of prepaid rental income in any of our sale-leaseback transactions.

Taxation of U.S. Stockholders

The maximum individual federal income tax rate for long-term capital gains is generally 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010) and for most corporate dividends is generally also 15% (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2010). However, because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, dividends on our shares generally are not eligible for such 15% tax rate on dividends while that rate is in effect. As a result, our ordinary dividends continue to be taxed at the higher federal income tax rates applicable to ordinary income. However, the favorable federal income tax rates for long-term capital gains, and while in effect, for dividends, generally apply to:

(1)	your long-term capital gains, if any, recognized on the disposition of our shares;
(2)	our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation recapture, in which case the distributions are subject to a 25% federal income tax rate);
(3)	our dividends attributable to dividends, if any, received by us from non-REIT corporations such as taxable REIT subsidiaries; and
(4)	our dividends to the extent attributable to income upon which we have paid federal corporate income tax.

As long as we qualify as a REIT for federal income tax purposes, a distribution to our U.S. stockholders that we do not designate as a capital gain dividend will be treated as an ordinary income dividend to the extent of our current or accumulated earnings and profits. Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends will be taxed as long-term capital gains, as discussed below, to the extent they do not exceed our actual net capital gain for the taxable year. However, corporate stockholders may be required to treat up to 20% of any capital gain dividend as ordinary income under Section 291 of the Code.

In addition, we may elect to retain net capital gain income and treat it as constructively distributed. In that case:

(1)	we will be taxed at regular corporate capital gains tax rates on retained amounts;
(2)	each U.S. stockholder will be taxed on its designated proportionate share of our retained net capital gains as though that amount were distributed and designated a capital gain dividend;
(3)	each U.S. stockholder will receive a credit for its designated proportionate share of the tax that we pay;
(4)	each U.S. stockholder will increase its adjusted basis in our shares by the excess of the amount of its proportionate share of these retained net capital gains over its proportionate share of the tax that we pay; and
(5)	both we and our corporate stockholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes.

If we elect to retain our net capital gains in this fashion, we will notify our U.S. stockholders of the relevant tax information within 60 days after the close of the affected taxable year.

As discussed above, for noncorporate U.S. stockholders, long-term capital gains are generally taxed at maximum rates of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010) or 25%, depending upon the type of property disposed of and the previously claimed depreciation with respect to this property. If for any taxable year we designate capital gain dividends for U.S. stockholders, then the portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all classes of our shares. We will similarly designate the portion of any capital gain dividend that is to be taxed to noncorporate U.S. stockholders at the maximum rates of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010) or 25% so that the designations will be proportionate among all classes of our shares.

Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the stockholder’s adjusted tax basis in the stockholder’s shares, but will reduce the stockholder’s basis in those shares. To the extent that these excess distributions exceed the adjusted basis of a U.S. stockholder’s shares, they will be included in income as capital gain, with long-term gain generally taxed to noncorporate U.S. stockholders at a maximum rate of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010). No U.S. stockholder may include on his federal income tax return any of our net operating losses or any of our capital losses.

Dividends that we declare in October, November or December of a taxable year to U.S. stockholders of record on a date in those months will be deemed to have been received by stockholders on December 31 of that taxable year, provided we actually pay these dividends during the following January. Also, items that are treated differently for regular and alternative minimum tax purposes are to be allocated between a REIT and its stockholders under Treasury regulations which are to be prescribed. It is possible that these Treasury regulations will require tax preference items to be allocated to our stockholders with respect to any accelerated depreciation or other tax preference items that we claim.

A U.S. stockholder will generally recognize gain or loss equal to the difference between the amount realized and the stockholder’s adjusted basis in our shares that are sold or exchanged. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the stockholder’s holding period in the shares exceeds one year. In addition, any loss upon a sale or exchange of our shares held for six months or less will generally be treated as a long-term capital loss to the extent of our long-term capital gain dividends during the holding period.

Effective for federal tax returns with due dates after October 22, 2004, the Code imposes a penalty for the failure to properly disclose a “reportable transaction.” A reportable transaction currently includes, among other things, a sale or exchange of our shares resulting in a tax loss in excess of (i) $10 million in any single year or $20 million in any combination of years in the case of our shares held by a C corporation or by a partnership with only C corporation partners or (ii) $2 million in any single year or $4 million in any combination of years in the case of our shares held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the IRS’s Office of Tax Shelter Analysis. The penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.

Noncorporate U.S. stockholders who borrow funds to finance their acquisition of our shares could be limited in the amount of deductions allowed for the interest paid on the indebtedness incurred. Under Section 163(d) of the Code, interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment is generally deductible only to the extent of the investor’s net investment income. A U.S. stockholder’s net investment income will include ordinary income dividend distributions received from us and, if an appropriate election is made by the stockholder, capital gain dividend distributions received from us; however, distributions treated as a nontaxable return of the stockholder’s basis will not enter into the computation of net investment income.

Taxation of Tax-Exempt Stockholders

In Revenue Ruling 66-106, the IRS ruled that amounts distributed by a REIT to a tax-exempt employees’ pension trust did not constitute “unrelated business taxable income,” even though the REIT may have financed some of its activities with acquisition indebtedness. Although revenue rulings are interpretive in nature and subject to revocation or modification by the IRS, based upon the analysis and conclusion of Revenue Ruling 66-106, our distributions made to stockholders that are tax-exempt pension plans, individual retirement accounts, or other qualifying tax-exempt entities should not constitute unrelated business taxable income, provided that the stockholder has not financed its acquisition of our shares with “acquisition indebtedness” within the meaning of the Code, and provided further that, consistent with our present intent, we do not hold a residual interest in a real estate mortgage investment conduit.

Tax-exempt pension trusts that own more than 10% by value of a “pension-held REIT” at any time during a taxable year may be required to treat a percentage of all dividends received from the pension-held REIT during the year as unrelated business taxable income. This percentage is equal to the ratio of:

(1)	the pension-held REIT’s gross income derived from the conduct of unrelated trades or businesses, determined as if the pension-held REIT were a tax-exempt pension fund, less direct expenses related to that income, to
(2)	the pension-held REIT’s gross income from all sources, less direct expenses related to that income,

except that this percentage shall be deemed to be zero unless it would otherwise equal or exceed 5%. A REIT is a pension-held REIT if:

•	the REIT is “predominantly held” by tax-exempt pension trusts; and
•	the REIT would fail to satisfy the “closely held” ownership requirement discussed above if the stock or beneficial interests in the REIT held by tax-exempt pension trusts were viewed as held by tax-exempt pension trusts rather than by their respective beneficiaries.

A REIT is predominantly held by tax-exempt pension trusts if at least one tax-exempt pension trust owns more than 25% by value of the REIT’s stock or beneficial interests, or if one or more tax-exempt pension trusts, each owning more than 10% by value of the REIT’s stock or beneficial interests, own in the aggregate more than 50% by value of the REIT’s stock or beneficial interests. Because of the share ownership concentration restrictions in our declaration of trust and bylaws, we believe that we are not and will not be a pension-held REIT. However, because our shares are publicly traded, we cannot completely control whether or not we are or will become a pension-held REIT.

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions from a REIT as unrelated business taxable income. In addition, these prospective investors should consult their own tax advisors concerning any “set aside” or reserve requirements applicable to them.

Taxation of Non-U.S. Stockholders

The rules governing the United States federal income taxation of non-U.S. stockholders are complex, and the following discussion is intended only as a summary of these rules. If you are a non-U.S. stockholder, we urge you to consult with your own tax advisor to determine the impact of United States federal, state, local, and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your investment in our shares.

In general, a non-U.S. stockholder will be subject to regular United States federal income tax in the same manner as a U.S. stockholder with respect to its investment in our shares if that investment is effectively connected with the non-U.S. stockholder’s conduct of a trade or business in the United States (and, if provided by an applicable income tax treaty, is attributable to a permanent establishment or fixed base the non-U.S. stockholder maintains in the United States). In addition, a corporate non-U.S. stockholder that receives income that is or is deemed effectively connected with a trade or business in the United States may also be subject to the 30% branch profits tax under Section 884 of the Code, which is payable in addition to regular United States federal corporate income tax. The balance of this discussion of the United States federal income taxation of non-U.S. stockholders addresses only those non-U.S. stockholders whose investment in our shares is not effectively connected with the conduct of a trade or business in the United States.

A distribution by us to a non-U.S. stockholder that is not attributable to gain from the sale or exchange of a United States real property interest and that is not designated as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. A distribution of this type will generally be subject to United States federal income tax and withholding at the rate of 30%, or at a lower rate if the non-U.S. stockholder has in the manner prescribed by the IRS demonstrated its entitlement to benefits under a tax treaty. In the case of any in kind distributions of property, we or other applicable withholding agents will collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the non-U.S. stockholder would otherwise receive, and the non-U.S. stockholder may bear brokerage or other costs for this withholding procedure. Because we cannot determine our current and accumulated earnings and profits until the end of the taxable year, withholding at the rate of 30% or applicable lower treaty rate will generally be imposed on the gross amount of any distribution to a non-U.S. stockholder that we make and do not designate a capital gain dividend. Notwithstanding this withholding on distributions in excess of our current and accumulated earnings and profits, these distributions are a nontaxable return of capital to the extent that they do not exceed the non-U.S. stockholder’s adjusted basis in our shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the non-U.S. stockholder’s adjusted basis in our shares, the distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or exchange of these shares, as discussed below. A non-U.S. stockholder may seek a refund from the IRS of amounts withheld on distributions to him in excess of our current and accumulated earnings and profits.

From time to time, some of our distributions may be attributable to the sale or exchange of United States real property interests. However, capital gain dividends that are received by a non-U.S. stockholder, including dividends attributable to our sales of United States real property interests, and that are deductible by us in respect of our 2005 taxable year and thereafter will be subject to the taxation and withholding regime applicable to ordinary income dividends and the branch profits tax will not apply, provided that (1) the capital gain dividends are received with respect to a class of shares that is “regularly traded” on a domestic “established securities market” such as the NYSE, both as defined by applicable Treasury regulations, and (2) the non-U.S. stockholder does not own more than 5% of that class of shares at any time during the one-year period ending on the date of distribution of the capital gain dividends. If both of these provisions are satisfied, qualifying non-U.S. stockholders will not be subject to withholding on capital gain dividends as though those amounts were effectively connected with a United States trade or business, and qualifying non-U.S. stockholders will not be required to file United States federal income tax returns or pay branch profits tax in respect of these capital gain dividends. Instead, these dividends will be subject to United States federal income tax and withholding as ordinary dividends, currently at a 30% tax rate unless reduced by applicable treaty, as discussed below. Although there can be no assurance in this regard, we believe that our common stock and each class of our preferred stock have been and will remain “regularly traded” on a domestic “established securities market” within the meaning of applicable Treasury regulations; however, we can provide no assurance that our shares will continue to be “regularly traded” on a domestic “established securities market” in future taxable years.

Except as discussed above, for any year in which we qualify as a REIT, distributions that are attributable to gain from the sale or exchange of a United States real property interest are taxed to a non-U.S. stockholder as if these distributions were gains effectively connected with a trade or business in the United States conducted by the non-U.S. stockholder. Accordingly, a non-U.S. stockholder that does not qualify for the special rule above will be taxed on these amounts at the normal capital gain rates applicable to a U.S. stockholder, subject to any applicable alternative minimum tax and to a special alternative minimum tax in the case of nonresident alien individuals; such a non-U.S. stockholder will be required to file a United States federal income tax return reporting these amounts, even if applicable withholding is imposed as described below; and such a non-U.S. stockholder that is also a corporation may owe the 30% branch profits tax under Section 884 of the Code in respect of these amounts. We or other applicable withholding agents will be required to withhold from distributions to such non-U.S. stockholders, and remit to the IRS, 35% of the maximum amount of any distribution that could be designated as a capital gain dividend. In addition, for purposes of this withholding rule, if we designate prior distributions as capital gain dividends, then subsequent distributions up to the amount of the designated prior distributions will be treated as capital gain dividends. The amount of any tax withheld is creditable against the non-U.S. stockholder’s United States federal income tax liability, and the non-U.S. stockholder may file for a refund from the IRS of any amount of withheld tax in excess of that tax liability.

Effective generally from and after 2006, a special “wash sale” rule applies to a non-U.S. stockholder who owns any class of our shares if (1) the stockholder owns more than 5% of that class of shares at any time during the one-year period ending on the date of the distribution described below, or (2) that class of our shares is not, within the meaning of applicable Treasury regulations, “regularly traded” on a domestic “established securities market” such as the NYSE. Although there can be no assurance in this regard, we believe that our common stock and each class of our preferred stock have been and will remain “regularly traded” on a domestic “established securities market” within the meaning of applicable Treasury regulations, all as discussed above; however, we can provide no assurance that our shares will continue to be “regularly traded” on a domestic “established securities market” in future taxable years. We thus anticipate this wash sale rule to apply, if at all, only to a non-U.S. stockholder that owns more than 5% of either our common stock or any class of our preferred stock. Such a non-U.S. stockholder will be treated as having made a “wash sale” of our shares if it (1) disposes of an interest in our shares during the 30 days preceding the ex-dividend date of a distribution by us that, but for such disposition, would have been treated by the non-U.S. stockholder in whole or in part as gain from the sale or exchange of a United States real property interest, and then (2) acquires or enters into a contract to acquire a substantially identical interest in our shares, either actually or constructively through a related party, during the 61-day period beginning 30 days prior to the ex-dividend date. In the event of such a wash sale, the non-U.S. stockholder will have gain from the sale or exchange of a United States real property interest in an amount equal to the portion of the distribution that, but for the wash sale, would have been a gain from the sale or exchange of a United States real property interest. As discussed above, a non-U.S. stockholder’s gain from the sale or exchange of a United States real property interest can trigger increased United States taxes, such as the branch profits tax applicable to non-U.S. corporations, and increased United States tax filing requirements.

If for any taxable year we designate capital gain dividends for our stockholders, then the portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all classes of our shares.

Tax treaties may reduce the withholding obligations on our distributions. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from United States corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets certain additional conditions. You must generally use an applicable IRS Form W-8, or substantially similar form, to claim tax treaty benefits. If the amount of tax withheld with respect to a distribution to a non-U.S. stockholder exceeds the stockholder’s United States federal income tax liability with respect to the distribution, the non-U.S. stockholder may file for a refund of the excess from the IRS. The 35% withholding tax rate discussed above on some capital gain dividends corresponds to the maximum income tax rate applicable to corporate non-U.S. stockholders but is higher than the current 15% and 25% maximum rates on capital gains generally applicable to noncorporate non-U.S. stockholders. Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. stockholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty. In the case of any in kind distributions of property, we or other applicable withholding agents will have to collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the non-U.S. stockholder would otherwise receive, and the non-U.S. stockholder may bear brokerage or other costs for this withholding procedure.

If our shares are not “United States real property interests” within the meaning of Section 897 of the Code, then a non-U.S. stockholder’s gain on sale of these shares generally will not be subject to United States federal income taxation, except that a nonresident alien individual who was in the United States for 183 days or more during the taxable year may be subject to a 30% tax on this gain. Our shares will not constitute a United States real property interest if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which at all times during the preceding five-year period less than 50% in value of its shares is held directly or indirectly by foreign persons. We believe that we have been and will remain a domestically controlled REIT and thus a non-U.S. stockholder’s gain on sale of our shares will not be subject to United States federal income taxation. However, because our shares are publicly traded, we can provide no assurance that we have been or will remain a domestically controlled REIT. If we are not a domestically controlled REIT, a non-U.S. stockholder’s gain on sale of our shares will not be subject to United States federal income taxation as a sale of a United States real property interest, if that class of shares is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market like the NYSE, and the non-U.S. stockholder has at all times during the preceding five years owned 5% or less by value of that class of shares. In this regard, because the shares of others may be redeemed, a non-U.S. stockholder’s percentage interest in a class of our shares may increase even if it acquires no additional shares in that class. If the gain on the sale of our shares were subject to United States federal income taxation, the non-U.S. stockholder will generally be subject to the same treatment as a U.S. stockholder with respect to its gain, will be required to file a United States federal income tax return reporting that gain, and a corporate non-U.S. stockholder might owe branch profits tax under Section 884 of the Code. A purchaser of our shares from a non-U.S. stockholder will not be required to withhold on the purchase price if the purchased shares are regularly traded on an established securities market or if we are a domestically controlled REIT. Otherwise, a purchaser of our shares from a non-U.S. stockholder may be required to withhold 10% of the purchase price paid to the non-U.S. stockholder and to remit the withheld amount to the IRS.

Backup Withholding and Information Reporting

Information reporting and backup withholding may apply to distributions or proceeds paid to our stockholders under the circumstances discussed below. The backup withholding rate is currently 28% and is scheduled to increase to 31% after 2010. Amounts withheld under backup withholding are generally not an additional tax and may be refunded by the IRS or credited against the REIT stockholder’s federal income tax liability. In the case of any in kind distributions of property by us to a stockholder, we or other applicable withholding agents will have to collect any applicable backup withholding by reducing to cash for remittance to the IRS a sufficient portion of the property that our stockholder would otherwise receive, and the stockholder may bear brokerage or other costs for this withholding procedure.

A U.S. stockholder will be subject to backup withholding when it receives distributions on our shares or proceeds upon the sale, exchange, redemption, retirement or other disposition of our shares, unless the U.S. stockholder properly executes, or has previously properly executed, under penalties of perjury an IRS Form W-9 or substantially similar form that:

•	provides the U.S. stockholder’s correct taxpayer identification number; and
•	certifies that the U.S. stockholder is exempt from backup withholding because it is a corporation or comes within another exempt category, it has not been notified by the IRS that it is subject to backup withholding, or it has been notified by the IRS that it is no longer subject to backup withholding.

If the U.S. stockholder has not provided and does not provide its correct taxpayer identification number on the IRS Form W-9 or substantially similar form, it may be subject to penalties imposed by the IRS, and the REIT or other withholding agent may have to withhold a portion of any distributions or proceeds paid to it. Unless the U.S. stockholder has established on a properly executed IRS Form W-9 or substantially similar form that it is a corporation or comes within another exempt category, distributions or proceeds on our shares paid to it during the calendar year, and the amount of tax withheld, if any, will be reported to it and to the IRS.

Distributions on our shares to a non-U.S. stockholder during each calendar year and the amount of tax withheld, if any, will generally be reported to the non-U.S. stockholder and to the IRS. This information reporting requirement applies regardless of whether the non-U.S. stockholder is subject to withholding on distributions on our shares or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, distributions paid to a non-U.S. stockholder on our shares may be subject to backup withholding, unless the non-U.S. stockholder properly certifies its non-U.S. stockholder status on an IRS Form W-8 or substantially similar form in the manner described above. Similarly, information reporting and backup withholding will not apply to proceeds a non-U.S. stockholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares, if the non-U.S. stockholder properly certifies its non-U.S. stockholder status on an IRS Form W-8 or substantially similar form. Even without having executed an IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds that a non-U.S. stockholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares if the non-U.S. stockholder receives those proceeds through a broker’s foreign office.

Other Tax Consequences

Our tax treatment and that of our stockholders may be modified by legislative, judicial, or administrative actions at any time, which actions may be retroactive in effect. The rules dealing with federal income taxation are constantly under review by the Congress, the IRS and the Treasury Department, and statutory changes, new regulations, revisions to existing regulations, and revised interpretations of established concepts are issued frequently. Likewise, the rules regarding taxes other than federal income taxes may also be modified. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our stockholders. Revisions to tax laws and interpretations of these laws could adversely affect the tax or other consequences of an investment in our shares. We and our stockholders may also be subject to taxation by state, local or other jurisdictions, including those in which we or our stockholders transact business or reside. These tax consequences may not be comparable to the federal income tax consequences discussed above.

PLAN OF DISTRIBUTION

The common stock, preferred stock, depositary shares and warrants may be sold:

•	to or through underwriting syndicates represented by managing underwriters;
•	through one or more underwriters without a syndicate for them to offer and sell to the public;
•	through dealers or agents; or
•	to investors directly in negotiated sales or in competitively bid transactions.

The prospectus supplement for each series of securities we sell will describe that offering, including:

•	the name or names of any underwriters;
•	the purchase price and the proceeds to us from that sale;
•	any underwriting discounts and other items constituting underwriters’ compensation;
•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and
•	any securities exchanges on which the securities may be listed.

Underwriters

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering, sales made directly on the NYSE, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. The name of any such underwriter or agent involved in the offer and sale of our common stock, the amounts underwritten, and the nature of its obligations to take our common stock will be described in the applicable prospectus supplement.

We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Agents

We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

Direct Sales

We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

The securities offered hereby may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

EXPERTS

The financial statements of Agree Realty Corporation appearing in Agree Realty Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2008 have been audited by Baker Tilly Virchow Krause, LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by DLA Piper LLP (US). Any underwriters, dealers or agents will be advised about the other issues relating to any offering by their own legal counsel.

1,300,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Raymond James

Janney Montgomery Scott

January 24, 2012